SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Attached hereto and incorporated by reference herein is Registrant’s press release dated January 29th, 2007 announcing Registrant’s fourth quarter financial results.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: January 29th, 2007

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

SILICOM POSTS OUTSTANDING QUARTER TO
CAP RECORD YEAR: Q4 SALES OF $5.0M YIELD
$1.1M OF NET PROFIT

– Momentum Continues: 3 Straight Years of Quarterly Revenue Growth;
New Quarterly and Annual Records Set for Sales, Operating Income & Net Income –

        KFAR SAVA, Israel – January 29, 2007 – Silicom Ltd. (NASDAQ and TASE: SILC) today reported record revenues, operating income and net income for the fourth quarter and full year ended December 31, 2006.

        Revenues for the fourth quarter of 2006 were $5.0 million, an increase of 60% compared with $3.1 million in the fourth quarter of 2005 and 20% compared sequentially to the third quarter of 2006. This is the Company’s twelfth consecutive quarter of increasing revenues and its highest quarterly revenues on record. Operating income for the quarter was $950,000, an increase of 100% compared to the parallel quarter of 2005 and 53% compared sequentially to the third quarter of 2006. Net income for the quarter increased by 125%, reaching $1.1 million, or $0.20 per diluted share ($0.21 per basic share), compared to $473,000, or $0.11 per share (basic and diluted) for the fourth quarter of 2005. This represents a 60% increase in net income compared sequentially with the third quarter of 2006.

        Revenues for the full year of 2006 increased by 48% to a record $16.1 million compared with $10.9 million for 2005. Net income for the period increased by 97% to $2.6 million, or $0.49 per diluted share ($0.51 per basic share), compared with $1.3 million, or $0.30 per diluted share ($0.31 per basic share) for 2005.

        Commenting on the results, Shaike Orbach, President and CEO, said, “We are proud to report an outstanding fourth quarter as the climax of the best year in our history. After crossing the $4 million revenue milestone in Q3, during the final three months of the year our sales grew by an additional 20%, giving us quarterly revenues above $5 million and a 100% year-over-year increase in operating income.

        “This exceptional performance is attributable to two exceptionally strong growth engines. As we have indicated in the past, the platform of 40+ Design Wins that we have accumulated over the past several years represents a continuously expanding source of orders, and we have been adding new Design Wins to the base each quarter. In addition, during the fourth quarter we began to see an exponential ramp up in the order volumes of some of our customers – particularly those in the exploding WAN Optimization arena – in response to the incredible growth of their markets.”

        Mr. Orbach concluded, “Looking forward into 2007, we believe that the momentum of both these growth engines will continue to accelerate, driving continued strong growth for our company. With strong traction and a favorable environment, we are working to achieve our full potential and to create additional value for our shareholders.”

Quarterly Conference Call

Silicom’s senior management will be hosting a conference call today, January 29th, at 9am EST (6am Pacific Time; 4pm Israel Time) to review and discuss the results and to answer investor questions. To participate, please call one of the following teleconferencing numbers 10 minutes before the conference call commences.

US: 1 888 281 1167 (toll free)
UK: 0 800 917 9141 (toll free)
ISRAEL: 03 918 0609
INTERNATIONAL: +972 3 918 0609

        For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Silicom’s website at: www.silicom.co.il.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, security appliances and other mission-critical gateway applications. Silicom also offers a broad range of its traditional PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor relations contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1 866 704 6710
E-mail: erang@silicom.co.il	E-mail: kenny@gkir.com / ehud@gkir.com

– FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated
Summary of Results
U.S. dollars, in thousands, except for per share amounts

	Three-month period ended December 31,		Full Year ended December 31,
	2006 (Unaudited)	2005 (Unaudited)	2006 (Unaudited)	2005 (Audited)

Sales	$5,017	$3,126	$16,118	$10,876
Cost of sales	3,022	1,855	9,827	6,507

Gross profit	1,995	1,271	6,291	4,369

Research and development costs,
gross	460	398	1,809	1,561
Less - royalty bearing
participations	-	27	11	98

Research and development costs, net	460	371	1,820	1,463

Selling and marketing expenses	294	241	1,105	903
General and administrative	291	184	980	695

	1,045	796	3,905	3,061

Operating income	950	475	2,386	1,308

Financial income (expenses), net	70	(2)	167	14

Income before taxes on income	1,020	473	2,553	1,322
Taxes on income	(46)	-	(46)	-

Net income	$1,066	$473	$2,599	$1,322

Basic income per share	$0.21	$0.11	$0.51	$0.31

Weighted average number of shares
outstanding - Basic EPS (in
thousands)	5,199	4,301	5,138	4,256

Diluted income per share	$0.20	$0.11	$0.49	$0.30

Weighted average number of shares
outstanding - Diluted EPS (in
thousands)	5,404	4,463	5,341	4,364

Silicom Ltd. Consolidated Balance Sheets
(U.S. dollars, in thousands)

	December 31, 2006 (Unaudited)	December 31, 2005 (Audited)

Assets

Current assets
Cash and cash equivalents	$4,513	$2,276
Short term investments	1,009	-
Trade receivables	3,277	2,395
Other receivables	309	453
Inventories	3,739	2,994

	12,847	8,118

Long term investments	3,811	-
Severance pay fund	730	587
Property and equipment, net	379	292
Other assets	86	48

Total assets	$17,853	$9,045

Liabilities and shareholder's equity

Current liabilities
Short-term bank credit	-	500
Trade payables	2,481	2,020
Other payables and accrued liabilities	971	822

Total current liabilities	3,452	3,342

Liability for severance pay	1,220	1,031

Total liabilities	4,672	4,373

Shareholders' Equity
Share capital and additional paid in
capital	11,874	5,964
Treasury stock	(38)	(38)
Retained earnings (deficit)	1,345	(1,254)

	13,181	4,672

Total liabilities and shareholders equity	$17,853	$9,045